UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
Brookfield Homes Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)
112723 10 1
(CUSIP Number of Class of Securities)

WITH A COPY TO:
Shane D. Pearson Brookfield Homes Corporation 12865 Pointe Del Mar, Suite 200 Del Mar, California 92014 (858) 481-8500	Daniel M. Miller Dorsey & Whitney LLP 250 Park Avenue New York, New York 10177 (212) 415-9200
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee
$165,000,000	$19,421

*	For the purpose of calculating the filing fee only, this amount is based on the purchase of 3,000,000 shares of common stock at the tender offer price of $55.00 per share.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$19,421

Form or Registration No.:	Schedule TO

Filing Party:	Brookfield Homes Corporation

Date Filed:	October 14, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO initially filed on October 14, 2005 by Brookfield Homes Corporation, a Delaware corporation (the “Company”), in connection with its offer to purchase up to 3,000,000 shares of its common stock, par value $0.01 per share, or such lesser number of shares as are properly tendered and not properly withdrawn, from its stockholders. The tender offer will be conducted upon the terms and subject to the conditions set forth in the offer to purchase dated October 14, 2005, as amended and supplemented, and the related letter of transmittal (which together as may be amended or supplemented from time to time constitute the tender offer). The Company is inviting stockholders to tender shares at a price per share of $55.00, net to the seller in cash, without interest, upon the terms and subject to the conditions of the tender offer. Brascan Corporation, the Company’s major stockholder, has indicated to the Company that it intends to tender up to an equivalent number of shares as the aggregate number of shares tendered by other stockholders.
In particular, the amended and supplemented offer to purchase filed herewith amends and supplements the offer to purchase filed October 14, 2005 by:
•	adding the words, “, except as required by law”, after the words “We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise” on page 5 under the heading “Forward Looking Statements”, and

•	deleting the sentence, “Brookfield Homes’ failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right which may be asserted at any time prior to the expiration of the offer, or, in the case of conditions relating to necessary governmental approvals at or before the time of purchase of any shares”, from the first full paragraph on page 21 under “Section 6, Certain Conditions of the Offer” .
This amended and supplemented Issuer Tender Offer Statement on Schedule TO is intended to satisfy the applicable reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the offer to purchase, as amended and supplemented, and the letter of transmittal, copies of which are either attached as exhibits hereto or were filed as exhibits to the Schedule TO filed on October 14, 2005, is incorporated herein by reference in response to items 1 through 11 of this amended and supplemented Schedule TO. Capitalized terms used herein and not otherwise defined have the meaning given to such terms in the offer to purchase, as amended and supplemented.

Item 12.	Exhibits.
(a)(1)(i)	Offer to Purchase dated October 14, 2005.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(v)	Form W-8BEN and Instructions for Form W-8BEN.*
(a)(1)(vi)	Amended and Supplemented Offer to Purchase filed on October 31, 2005.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	(a) Letter from Information Agent to Brokers.*
(b) Letter from Brokers to Clients.*
(c) Press Release dated October 4, 2005.**
(d) Press Release dated October 14, 2005.*
(b)	Not Applicable.
(d)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

*	Previously filed on Schedule TO on October 14, 2005.

**	Previously filed on Schedule TO October 4, 2005.

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Item 13. Information Required By Schedule 13e-3.
Not applicable.
SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROOKFIELD HOMES CORPORATION
By:	/s/ PAUL G. KERRIGAN
Paul G. Kerrigan
Executive Vice President and Chief Financial Officer

Date: October 31, 2005

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EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(i)	Offer to Purchase dated October 14, 2005.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(v)	Form W-8BEN and Instructions for Form W-8BEN.*
(a)(1)(vi)	Amended and Supplemented Offer to Purchase filed on October 31, 2005.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	(a) Letter from Information Agent to Brokers.*
(b) Letter from Brokers to Clients.*
(c) Press Release dated October 4, 2005.**
(d) Press Release dated October 14, 2005.*
(b)	Not Applicable.
(d)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

*	Previously filed on Schedule TO on October 14, 2005.

**	Previously filed on Schedule TO October 4, 2005.